BJ’s Wholesale Club Holdings, Inc.
25 Research Drive
Westborough, Massachusetts 01581

October 2, 2019
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Consumer Products
100 F Street, N.E.
Washington, D.C. 20549-6010

Attention: Yong Kim

Re: BJ’s Wholesale Club Holdings, Inc.
Form 10-K for the Year Ended February 2, 2019
Filed March 25, 2019
File No. 001-38559

Dear Ms. Kim:
On behalf of BJ’s Wholesale Club Holdings, Inc. a Delaware corporation (the “Company”), set forth below is the Company’s response to the comments of the Staff communicated in its letter addressed to the Company, dated September 20, 2019.
For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Company’s Form 10-K for the year ended February 2, 2019.

Risk Factors
Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the exclusive forum..., page 29

1.
We note your disclosure that the forum selection provision in your amended and restated articles of incorporation includes an exclusive forum for certain litigation, including any “derivative action.” In future filings, please expand your disclosure to state that your bylaws also include an exclusive forum provision and that your provision states that, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware are applicable. In addition, please disclose whether these provisions apply to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will expand its disclosure in future filings to state that, in addition to the Company’s amended and restated articles of incorporation, the Company’s bylaws include a forum selection provision which states that, in the event the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the state of Delaware are applicable. In addition, in response to the Staff’s comment, the Company will revise its disclosure in future filings to clarify that the forum selection provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or the Securities Act or, in each case, the rules and regulations thereunder, or any other claim for which the U.S. federal courts have exclusive jurisdiction.
Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures
Adjusted EBITDA, page 37

2.
We note your adjustment to remove “strategic consulting” expenses, which represent “fees paid to external consultants for strategic initiatives of limited duration.” We also note that you adjust for strategic consulting expenses in each of the three years presented and continue to adjust for them in the twenty-six week period ended August 3, 2019. Please explain to us the specific nature of the expenses included in this line item and clarify what is meant by limited duration. Also explain why you do not believe these are normal, cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations.

The Company acknowledges the Staff’s comment and has considered the guidance in Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations. In keeping with the Staff’s guidance, the Company presents GAAP financial measures most prominently and uses non-GAAP financial measures to supplement the GAAP financial measures of performance in the evaluation of the effectiveness of its business strategies. The Company believes the non-GAAP financial measures provide meaningful information to investors and other users of the Company's financial statements to compare its performance against other peer companies using similar measures. Although the adjustment for “strategic consulting” expenses has been made for multiple periods, as described further below, the Company does not believe such expenses are normal, cash operating expenses necessary to operate its business since they relate to specific, transformative initiatives and will not be necessary to incur on an ongoing basis.
The “strategic consulting” expenses consist of fees paid to two external consultants for discrete projects to transform the Company’s business in the areas of procurement, merchandising, club operations and membership personalization. The investment in these initiatives was significant and aimed at changing the Company for the long-term. External consultants were needed to provide expertise and accelerate progress while the Company developed the internal capabilities necessary to maintain the improvements that were achieved. In some instances, the fees were paid on a contingent basis according to the consultant’s achievement of performance criteria. Due to the scope and transformational nature of the multiple initiatives, they were planned to be phased over a discrete period of time. The initiatives and the incurrence of related consulting expenses commenced at various points from fiscal 2015 through fiscal 2018 and all initiatives have been completed by or ended in fiscal 2019, which is in line with the Company’s expected plan. There are currently no ongoing consulting engagements that the Company considers to be strategic and it does not expect to incur or report strategic consulting expenses in the foreseeable future.
Since these strategic initiatives will not recur in the future and are not representative of the Company’s underlying operating performance, presenting these costs on a non-GAAP basis helps investors measure the core operating performance and understand the Company's financial results on a consistent basis from period to period. On its quarterly earnings conference calls, analysts often ask questions to ensure they understand the strategic benefit of these consulting expenses, as well as the limited nature and duration of these expenses.
For the reasons set forth above and in contemplation of Question 100.01, we respectfully submit to the SEC staff that presenting these costs on a non-GAAP basis is important to investors and the finance community of the Company. These "strategic consulting" expenses relate to discrete initiatives to transform specific areas of the business over a limited period of time. The Company does not view these "strategic consulting" expenses as normal, cash operating expenses necessary to operate the ongoing business that will recur in the future and, therefore, respectfully advises the Staff that they do not fall under the circumstances contemplated in Question 100.01 of the Non-GAAP Compliance & Disclosure Interpretations.
Any questions or comments with respect to the Form 10-K may be communicated to the undersigned at 774-512-7400.

Sincerely,

/s/ Graham N. Luce
Senior Vice President, Secretary